Exhibit 8.1

List of Significant Subsidiaries of the Registrant

Entity	Place of incorporation
Shenzhen Jayud Logistics Technology Co., Ltd.	PRC
Shenzhen Jia Yu Da International Logistics Co., Ltd.	PRC
Shenzhen Jiayuda Global Supply Chain Co., Ltd.	PRC
Nanjing Jiayuda Logistics Co., Ltd.	PRC